December 12, 2013

Mr. Scot Foley
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549-4720

Re:	Chembio Diagnostics, Inc.
Annual Report on Form 10-K for the Fiscal Year ended December 31, 2012
Filed March 7, 2013
File No.: 001-35569

Dear Mr. Foley,

This letter is in response to the Staff's comments in its letter (the "Comment Letter") dated November 13, 2013 concerning the Company's Annual Report on Form 10-K for the fiscal year 2012 filed on March 7, 2013 (the "Annual Report").

In considering the Agreements with FIOCRUZ/Bio-Manguinhos ("FIOCRUZ" or "Bio-Manguinhos"), please note, as set forth in more detail in the proposed revised disclosure that follows, that the FIOCRUZ Agreements do not require that any amount of purchases be made at any time.  They only state that in order to qualify for a technology transfer from Chembio to Bio-Manguinhos of a particular product, Bio-Manguinhos will need to make a certain qualifying level of purchases of that product.  There is no requirement that Bio-Manguinhos make any purchases of any of the products, and Chembio has no recourse against Bio-Manguinhos for the failure to make any purchases.  As a result, the concept that Chembio "earned" a certain amount in revenue through the FIOCRUZ Agreements would not be accurate.  The purchases are made totally at the option of the purchaser, with the purchase order terms for price and other matters being those set forth in the respective Agreement.

It would be more accurate to state that Chembio received that amount in revenue from purchases by Bio-Manguinhos, and that certain portions of the amounts of those purchases were credited toward qualifying Bio-Manguinhos for a technology transfer with respect to a particular product.  These matters also are covered by the proposed disclosure below.

Also, as stated in Chembio's Form 10-Q for the Nine Months Ended September 30, 2013, the Company anticipates total sales to FIOCRUZ of approximately $6.0 million for all of 2013, which is significantly reduced from the 2012 level. The preceding sentence was to clarify a number used in the Staff's letter; nevertheless, because the contracts are separate and independent of one another, there is no reason to aggregate the amounts as if the sales of one product are in any way related to the technology transfer for another product; and, as stated above, because these sales are made totally at the option and discretion of the purchaser, they should not be considered as being required by any contract.

Per your request, following is a draft of the entirety of the proposed language for the sections in Item 1 of the Form 10-K that are titled "Our Rapid Test Technologies" and "Oswaldo Cruz Foundation OEM DPP® Agreements".

"Our Rapid Test Technologies

All of our commercially available current products employ either in-licensed lateral flow technology or our own patented Dual Path Platform® (DPP®) technology and are visually read.  We can also use handheld and desktop readers with our DPP® products to objectively measure, quantify, record and report DPP® test results.  Certain of the products we have and/or are developing incorporate some of these readers, and we are developing other products that may be used with or will require use of a reader.

Both lateral flow technology and DPP® allow the development of accurate, low cost, easy-to-perform, single-use diagnostic tests for rapid, visual detection of specific antigen-antibody complexes on a test strip.  These formats provide a test that is simple (requires neither electricity nor expensive equipment for test execution or reading, nor skilled personnel for test interpretation), rapid (turnaround time approximately 15 minutes), safe (minimizes handling of potentially infected specimens), non-invasive (requires 5-20 micro liters of whole blood easily obtained with a finger prick, or alternatively, serum or plasma), stable (24 months at room temperature storage in the case of our HIV tests), and highly reproducible.

We believe that products developed using DPP® technology can provide superior diagnostic performance as compared with products that use lateral flow technology.  The reason for this is that one of the major differences between the two platforms is that, in DPP®, samples are allowed to incubate with the target analyte in the test zone before introduction of the labeling reagent/conjugate, whereas in lateral flow, samples are combined with the labeling reagent to form a complex before coming in contact with the target analyte.  We believe that this complex can compromise test performance.  Also, because of the usage in DPP® of a separately connected sample strip, the control and delivery of sample material is substantially improved.  This feature is critical in the development of multiplex tests, as well as tests that involve viscous sample material (such as oral fluid) that can be impeded when forced to combine with labeling reagents before migration on the test strip to the test zone area.

Multiplexing is significantly improved as a result of the design of DPP® and this provides a significant advantage.  The HIV confirmatory test we developed for Bio-Rad employs six different markers.  We have a contract development program that involves the use of eight bands, and we have another funded multiplex product program that is pending.  Our intellectual property also extends to the use of multiple test membranes that through a common sample strip utilize a single sample.  Employing this feature, we can develop so-called "Fourth Generation" tests that are able to detect antigens prior to seroconversion to antibodies, as well as antibodies.  If developed successfully, this would allow earlier detection of diseases at an acute stage, which improves health outcomes.  We have completed initial feasibility studies with technologies (owned by others) that uniquely complement our DPP® technology and that will assist in these efforts by enabling even lower limits of analyte detection.  This is a capability which we believe is essential to have in order to develop new products and market opportunities over the long term.

We license our lateral flow technology from Alere as per our October 5, 2006 agreement.  This license allows us to produce, market and sell assays using lateral flow technologies for our STAT-PAK®, SURE CHECK®, DIPSTICK®, and veterinary product lines.  Under this license agreement, we pay royalties to Alere ranging from 5% to 8½%, depending upon the country in which the products are sold.  The patents covering this lateral flow technology expire on February 3, 2015.  See "Intellectual Property" below.

Oswaldo Cruz Foundation OEM DPP® Agreements
During 2008-2010 we signed five separate agreements, each of which is titled and constitutes a "Technology Transfer Agreement", with the Oswaldo Cruz Foundation (FIOCRUZ) in Brazil.  FIOCRUZ includes the Institute of Technology on Immunobiologicals/Bio- Manguinhos, which is the FIOCRUZ unit that produces vaccines and diagnostic kits.  FIOCRUZ and Bio-Manguinhos are referred to herein interchangeably.  Each of the five agreements relates to a different specific product or group of products based on our DPP® technology.   FIOCRUZ is the leading public health organization in Brazil, and it is affiliated with Brazil's Ministry of Health, which is its principal client.  It has extensive research, educational and manufacturing facilities for drugs and vaccines, as well as for diagnostic products.

Each of the agreements grants to FIOCRUZ the right, but not the obligation, to earn the right to request a technology transfer to be able to license and manufacture that product on its own.  FIOCRUZ is not required to earn this right, but if it desires to do so, then it needs to purchase a stated amount of the product as set forth in the respective agreement for that product.

During 2010 and 2011, all of the initial products contemplated under the five agreements were approved for marketing by the applicable regulatory agencies in Brazil.  The agreements between the Company and FIOCRUZ are unique examples of technology transfer collaborations between a private sector rapid test manufacturer and a public health organization.  The five products categories for which FIOCRUZ can earn a separate right to request a technology transfer for that product only are: DPP® products for HIV screening, HIV Confirmatory, Leishmaniasis, Leptospirosis and Syphilis.  Each technology transfer, and the provision by Chembio of the information and training that is required for this to occur, will occur only if FIOCRUZ purchases from Chembio the amount of that product that is specified in the respective agreement for that product.  The actual amount of purchases for each product is totally at the discretion and option of FIOCRUZ and may be more or less than the amount needed to qualify for a technology transfer.

More specifically, the five agreements, although separate and independent of one another, are structurally similar according to the following:

·  Each agreement states: "the object of this Agreement is for the Transfer of Technology from Chembio to Bio-Manguinhos, the license by Chembio to Bio-Manguinhos [of] the Chembio Patents applied or granted in Brazil or other Mercosur countries for the term of the patents and the transfer of all the technical information related to the DPP technology and the process to obtain the product by the DPP® technology. This Agreement contemplates the scientific and technological co-operation between Chembio and Bio-Manguinhos for such activities so that Bio-Manguinhos will be able to manufacture the Product in Brazil."

·  Each agreement provides that Chembio will supply free of charge to Bio-Manguinhos prototypes of the product to demonstrate performance characteristics that are necessary for evaluation by the Brazilian Ministry of Health and for registration with ANVISA. ANVISA is the Agencia Nacional de Vigliancia Sanitaria, or the National Sanitary Vigilance Agency. The number of prototypes ranges from 15,000 to 45,000 in the various agreements.

·  Each agreement provides that the prototypes will be utilized both for a performance study that follows a protocol prepared and approved by Bio-Manguinhos and the Brazilian Ministry of Health, and also will be used for studies in Brazil for the registration procedures at ANVISA. Bio-Manguinhos will then apply to ANVISA to register the product. Within 120 days of the registration of the product with ANVISA, Bio-Manguinhos will make an advance technology transfer payment to Chembio (the "Advance Payment"), in an amount specified in that particular agreement. All five of the Advance Payments provided for in the agreements were made in 2010 and 2011.

·  At such time, if any, that the product for a particular agreement has been successfully registered with ANVISA, then Bio-Manguinhos has the right to qualify for the full technology transfer for that product by purchasing the amount of the product, and at the price, specified in the agreement.

· Bio-Manguinhos is not required to purchase any amount of any product. For each product, it only needs to purchase that product, in the amount specified in the agreement, only if it desires to be able to complete the technology transfer process in order to manufacture and sell that product on its own. Chembio does not have recourse against Bio-Manguinhos if Bio-Manguinhos does not purchase the qualifying purchase amount of any product. In that case, Chembio can only suspend further phases of the technology transfer, attempt to renegotiate the agreement, and/or retain any amounts previously paid by Bio-Manguinhos. Chembio cannot force Bio-Manguinhos to purchase any amount of any product.

·  As a result of the terms of these agreements, Bio-Manguinhos has never been required to, and is not now required to, purchase any amount of any of the products.

·  As of November 30, Bio-Manguinhos had earned the status described below with respect to each of the five products [amounts indicated for 2013 are estimated as of September 30, 2013, using actual amounts through September 2013 and estimated amounts for December 2013].

1.  With respect to Chembio's DPP® HIV1/2 Screen test, Bio-Manguinhos had qualified to request the technology transfer.  It has requested, and has received, the technology transfer information.  Bio-Manguinhos purchased $880,175 of this product in 2011, and $4,990,840 in 2012, all of which applied to the qualifying amount to obtain the right to the technology transfer (the "Qualifying Amount") for this product.  In 2013, Bio-Manguinhos made $291,235 of purchases that applied to the Qualifying Amount for this product, and an estimated $2,948,889 of purchases in excess of the Qualifying Amount.

2.  With respect to Chembio's Canine Leishmania test, Bio-Manguinhos had qualified to request the technology transfer and did so request.  Submission of the technology transfer information is in process at this time.  Bio-Manguinhos purchased $2,000,817 of this product in 2011 and $99,183 of this product in 2012 that applied to the Qualifying Amount.  In addition, Bio-Manguinhos made purchases in excess of the Qualifying Amount equal to $1,314,117 in 2012 and an estimated $1,782,597 in 2013.

3.  a.  With respect to the three variations of Chembio's DPP® Syphilis test, which are covered by a single agreement, Bio-Manguinhos had qualified to request the technology transfer with respect to Trep only, and intends to do so in the near future.  Bio-Manguinhos purchased $1,194,250 of this product in 2011 and $165,750 of this product in 2012 that applied to the Qualifying Amount.  In addition, Bio-Manguinhos made purchases in excess of the Qualifying Amount equal to $2,817,750 in 2012, and equal to an estimated $646,340 in 2013.

     b.  With respect to the two variations of Chembio's Screen & Confirm Test, Bio-Manguinhos had not made any purchases in 2011, 2012, or 2013, and therefore had not qualified to request the technology transfer for either of them.  In order to qualify, Bio-Manguinhos would need to purchase an additional $2.2 million of one of these tests, and an additional $2.08 million of the other test.

4.  With respect to Chembio's DPP® Confirmatory test, Bio-Manguinhos had not qualified to request the technology transfer.  Bio-Manguinhos made purchases of $560,000 of this product in 2011, $819,000 in 2012, and an estimated $390,000 in 2013, all of which applied to the Qualifying Amount.  In order to qualify for the technology transfer, Bio-Manguinhos would need to purchase an additional $585,000 of this product.

5.  With respect to Chembio's DPP® Leptospirosis test, Bio-Manguinhos had not qualified to request the technology transfer.  Bio-Manguinhos made purchases of $135,000 of this product in 2011, and it made -0- purchases in each of 2012 and 2013.  In order to qualify for the technology transfer, Bio-Manguinhos would need to purchase an additional $270,000 of this product."

·  As stated above, Bio-Manguinhos is not obligated to make any purchases. After the specified levels of sales for a particular product has been achieved, FIOCRUZ may request that the technology for that product be transferred to FIOCRUZ together with an exclusive license to produce and sell that product in a defined territory. The license is to provide that Chembio will receive a royalty on all sales. Chembio does not release the amount of this royalty because it could have an adverse effect on negotiations concerning royalties in potential transactions with other parties.

·  All the agreements expire five years after the date of the technology transfer. If terminated earlier by default of FIOCRUZ, FIOCRUZ must stop all activity; if terminated earlier by default of Chembio, or if terminated by natural expiry, FIOCRUZ can continue to produce and commercialize the product without paying royalties."

[End of Proposed Language]

Pursuant to Item 601(b)(10) of Regulation S-K, we do not believe that the FIOCRUZ agreements are required to be filed as an exhibit to the registrant's periodic reports.  We also believe that the information being provided concerning the FIOCRUZ agreements – including the recently-added additional information requested by the Staff – provides material disclosure concerning the agreements.

Item 601 (b)(10), titled "Material Contracts", provides in clause (i) that a Material Contract is "Every contract not made in the ordinary course of business which is material to the registrant ….".  Each of the FIOCRUZ agreements provides terms for the territorial-limited licensing of one of Chembio's products, and - as such - is clearly made in the ordinary course of Chembio's business.

Clause (ii) of Item 601(b)(10) provides that if the contract "is such as ordinarily accompanies the kind of business conducted by the registrant…., it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it will be filed except where immaterial in amount or significance".   We do not believe that the agreements fall into any of the categories referred to in clause (ii).

With respect to category A, the agreements do not involve any directors, officers, promoters, etc. as enumerated.

With respect to category B, the agreements do not constitute a "contract upon which the registrant's business is substantially dependent".  We do not believe that any of the agreements constitute a contract upon which the registrant's business is substantially dependent for the following reasons:

                (i) None of the contracts requires that FIOCRUZ or any other person or entity make any purchases of Chembio products.  The contracts provide only for the basis of a technology transfer of a particular product from Chembio to FIOCRUZ.  One of the criteria for qualifying for the technology transfer is the purchase of a certain amount of the particular product, but there is no contractual provision requiring any purchases, and Chembio does not have the right to recover any amounts if FIOCRUZ does not make any purchases.  The purchases by FIOCRUZ of any of these products is not reliant upon any of these contracts.

                (ii) Any purchases of Chembio products by FIOCRUZ are made solely at the option and discretion of FIOCRUZ without any contractual commitments.  As a result, even if one considers that Chembio's business is substantially dependent on the amount of purchases by FIOCRUZ from Chembio (approximately 20% in 2013) – which we do not – it cannot be said that the amount of these purchases is reliant upon, or required by, any of the contracts.

                (iii) Again, if one considers that Chembio's business is substantially dependent on the five agreements in the aggregate – which we do not – the contracts cannot be aggregated, as each of the five contracts is independent of each of the others, and Chembio's business cannot be said to be substantially dependent on the amount of sales from any one product or products for which a technology transfer is contemplated by any one of the agreements, as this number is less than 20% for each year.  In fact, for 2013, the largest amount of sales of a product for credit toward a technology transfer under any of the agreements (Leishmania) is estimated to be $390,000.   In 2012, this number was $4,991,000 (HIV 1/2), and in 2011 it was $2,001,000 (HIV 1/2).

With respect to category C, the agreements do not involve the acquisition or sale of any property, plant or equipment.

With respect to category D, the agreements do not involve a lease of the nature enumerated.

If you request, we can easily provide further information concerning this matter.

Please feel free to contact me or Richard J. Larkin, Chembio's CFO, at (631) 924-1135.

Very truly yours,

/s/ Lawrence A. Siebert
Lawrence A. Siebert
Chief Executive Officer

cc: Jeffrey P. Riedler
      Alan Talesnick, Patton Boggs LLP